Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: May 6, 2021

REE Marketing Video Transcript

Ohad Stauber, VP of R&D: Hi, I’m Ohad. I’d like to talk briefly about REE’s unique architecture.

Innovation has been always at the core of REE's DNA. This is what drives us, throughout the development process all the way down to the architecture of every detail of our design. We develop and create corners and controls. Each REEcorner module incorporates an Electric Control Unit – the local brain, which is then connected through our XBW system to an additional ECU, the REEcenter – the central brain, all working together in a “Zone Architecture” of perfect harmony.

Take the REEcorner architecture mashing together steering, brakes and traction. Each REEcorner is designed to be completely independent and is controlled using true X-by-Wire technology. REEcorner’s independent steering, braking and torque vectoring are projected to deliver better stability and greater maneuverability - leading to better performance overall.

Well that’s all great, but what if something goes wrong with one of the corners? We cannot, of course, compromise on safety – therefore, we designed the REEcorner and the REEboard to be fail operation. Each REEcorner is engineered with ample redundancy capability to maintain top performance and safety. However, even in the unlikely event of one corner suffering a critical malfunction, the other three corners will serve as a backup.

The REEcenter is the central brain of our nervous system. It will not only control all four independent REEcorners, thermal management, power converters and power module, it will also be responsible for all the high level decision making and vehicle dynamics decisions. For example, upon making a turn at high speed, the REEcenter would decide what is the exact steering angle of each wheel, what is the exact torque and braking power of each wheel and whether we should activate torque vectoring capabilities.

What’s more, the REEcorner is designed to be future-proof as our REEboard and REEcorners are “smart.” They’re designed to accommodate sensors for deep and robust data gathering, allowing for storage, analytics, and decision-making processes for multi-dimensional Data-as-a-Service capabilities.

With our proprietary AI-driven software, we plan to offer preventative maintenance – predicting problems before they have taken place and resolving them across a fleet. The smart technology can support future services such as fleet management, route optimization, insurance and Maintenance-as-a-Service.

Orly Bialer, RTE SW Engineer: REE’s central nervous system is our proprietary X-By-Wire technology, which is designed to control steering, braking and drive functions on each of our REEcorners, completely by wire.

At REE we believe that designing a full XBW platform from scratch confers some significant advantages. We expect X-By-Wire’s independent control of each wheel will mean a smoother and safer ride for passengers or goods, while adapting to the changing road conditions, and drive requirements. It will also allow for the REEboard to be completely agnostic to vehicle dimensions and loads, since each REEcorner would be an independent assembly. Our X-By-Wire Control technology can also offer weight savings and safety advantages. By removing the steering column and the powertrain we eliminate a common cause of serious injury frontal collisions.

The REEcorners and X-By-Wire Control are expected to be pre-certified for safety with our proprietary actuators and software, which means customers can incorporate REE technology safe in the knowledge that we always put safety first.

Lastly, X-By-Wire Control is essential for our long-term vehicle strategy, paving the way for advanced autonomous driving (up to level 5), in which our X-by-wire technology would be responsible for all vehicle dynamics functions quickening the path to autonomy.

Keren Shemesh, CMO: The mobility market is changing faster than ever before and it doesn’t make sense to build tomorrow’s vehicles on yesterday’s technology.

At REE we believe the next phase in mobility will be driven by the fundamental change in three major market drivers. The growing need for mission-specific vehicles, especially in the commercial segment, where fleet operators want to tailor vehicles to their own specifications and not have to purchase them off-the-shelf.

We believe REE’s unique modularity, which can enable B2B companies to design and build vehicles tailored to their exact requirements, will increase efficiency and drive profitability in the commercial vehicle and MaaS segments, which are the backbone of our society. With this, we hope REE will be able to take its place as a leader in the large fast-growing logistics, autonomous delivery and Mobility-as-a-Service space. According to Frost & Sullivan research, these markets will be worth 700 billion dollars by 2030.

Naturally, like all new segments, mission-specific vehicles will require specific regulations, which brings us to the second market trend. Governments are increasingly pushing for low or zero emissions in smart cities and urban areas which we believe will boost the shift to electrification.

Then there's economics. Research shows EVs have lower total cost of ownership and hold their value better than internal combustion vehicles, reinforcing our belief that the era of electrification is upon us.

Last but not least, autonomy is becoming a reality. And although level 5 autonomy is probably years away, we see many applications for level 3 and level 4 vehicles, which we believe will drive down costs and improve overall safety and efficiency.

So how can one predict the future of mobility with so much going on?

At REE we understood that we have to invent a technology which will be agnostic to vehicle dimensions, load, power source and manner of control.

So we developed the REEcorner. We designed the REEcorner to be a modular, scalable and cost-efficient technology that could be the cornerstone of the next phase in mobility. We also designed the REEboard, a fully flat and flexible electric platform powered by the REEcorners to drive the modularity and scale even further.

We believe our approach of complete and not compete enables us to address any market globally; to work with any potential customer – from OEMs to logistics companies and other service providers – to build any type of commercial vehicle powered by REE.

Dean Higgins, VP of Supply Chain:

At REE we take our supply chain strategy very seriously and just like our technology, our strategy is innovative and unique.

To start we don’t create new capacity. We engineer, design, integrate, assemble and test in-house and we don’t plan to create more manufacturing capacity by opening giga-plants or micro-factories. Instead, our game plan is to utilize current available capacity throughout the world and to manufacture the REEcorners and REEboards via our global and exclusive network of Tier 1 partners.

In doing so, we can scale faster, achieve the highest quality standards and establish a global footprint, while significantly reducing our up-front capital investments and eliminating the recurring fixed costs and overhead that would be required for us to own and operate our own production facilities.

While we manufacture our sub-components with our global network of Tier 1s, we plan to assemble of our REEcorners and EV platforms in multiple integration centers at the point of sale, putting us very close to our partners and future key customers. The significance of this approach will allow us to remain a comparatively asset-light enterprise, helping to increase our operating margin and ROI. In addition to lowering our upfront costs, we believe this approach will also reduce the carbon footprint of our operations. The plan is for each of them to be up-and-running within 10 months of being commissioned.

To achieve our goal of mass production, we’re taking innovative approaches to supply chain management. We believe that the future of electric mobility is going to be powered by REE.

Angelique Strong Marks, GC: REE is a global company with a global outlook. We work with innovators from both the technology and the automotive space. On the legal front, we are building a world-class legal team while partnering with some of the most reputable firms from across the globe to establish best-in-class governance and compliance programs. This will allow us to continue to innovate while remaining compliant with the law.

Here are REE we are proud of our commitment to innovation, which is represented by our robust and growing IP portfolio. We've been focused on building a strong intellectual property team, and a robust in-house legal department. We're positioned to secure and protect REE's growing portfolio of patents, trademarks and copyrights. Our IP portfolio, which is based on REE's knowhow, is represented in our patents and our trademarks thanks to the REE's visionary R&D, engineering and intellectual property professionals. At REE, we appreciate that it is imperative for us to protect our IP assets while we aim to disrupt the future of mobility and take our place in the next generation mobility world.

Kim Mathers, Head of Product Marketing: Isn’t it interesting that cars really haven’t changed that much over the past 100 years? Auto companies – many of which can trace their origins back a century and beyond – are still making vehicles based on dated approaches such as centrally placed motors, and three box configurations of hood, passenger cabin and trunk, and even steering and braking architecture dates back to the early 1900s.

At REE, we don’t believe that tomorrow’s vehicles should be built upon century-old ideas.

We believe that the future of electric mobility is going to require three key pillars:

1.	Modularity

2.	Functionality

3.	Collaboration

So, let’s talk about modularity first. The pace of automotive innovation over the last 5 years has been greater than what we’ve seen during the entire century that came before. So how can we predict or even guess at what the next 10 years is going to bring in terms of customer requirements and vehicle capabilities? We can’t – and nor can anyone else. That’s why at REE, we’re creating the most modular Electric Vehicle technology: a highly modular “skateboard” chassis that’s designed to be future proof. How do we do this?

Well, by being agnostic to the three biggest future trends in automotive:

1.	The electrification of vehicles

2.	Autonomous driving

3.	And The need for mission-specific, customized vehicles for new applications and services

REE technology is also able to support a wide range of vehicle dimensions, weights, battery fuel types and manner of control, which means that we can offer customers complete design freedom.

But what about functionality? Vehicles powered by REE are designed to be best-in-class functionally, and with maximum operational efficiencies.

1.	When it comes to things like volumetric efficiency, cargo volume, payload capacity, and turning radius, vehicles built on REE platforms come out on top.

2.	Once on the road and part of a fleet, our quick REEcorner swap technology pushes mean repair times down to a minimum, reduces spare part inventories, and keeps vehicles on the road with maximum uptime. All of this makes vehicles powered by REE the most operationally efficient, with Total cost of ownership 50-60% below traditional combustion engine vehicles, and 8-20% below even other comparable EVs.

Finally, we believe in completing and not competing. With a business model so drastically different from other automotive companies, REEcorner technology offers maximum speed-to-market with minimal risk and investment.

For OEMs, implementing REEcorner technology and EV platforms as the underpinning of their electric vehicles is highly efficient in terms of costs and time to market. In this way, auto manufacturers can expand their vehicle portfolios to cover more segments of the market, far quicker and more efficiently than they could otherwise. It also enables them to capitalize on their existing technologies, preferred supply chains and with optimal design for manufacturing, allows for easy integration into their assembly processes.

The benefits for Mobility-as-a-Service and logistics companies are arguably even greater. Compared with today’s commercial combustion engine vehicles, those powered by REE are designed to have a third more space but with a smaller footprint - a pretty compelling proposition for a delivery company, as it means fewer journeys or the ability to deliver more goods per route, driving total cost per package down.

Looking ahead to the future, not burdened by the ways of the past – that’s REE.

Mike Charlton, COO: REEcorners and Control systems are the cornerstone upon which we at REE intend to lead the electric mobility revolution.

Our modules are designed to provide propulsion, steering and braking – they are packaged into the platform corner, hence “corners” where they are command and actuated by wire. REEcorners are the basis of the REEboard – a flat and ultra-modular frame base housing batteries, which allows our customers to tailor their unique body styling, their “top hat”, on the architecture of the platform.

Usually when it comes to making vehicles, manufacturers will design and build with a great deal of value in-house, demanding significant capital. This can involve spending vast sums on manufacturing and production lines built to meet whatever peak capacity they’re expecting, but giving them very little flexibility when it comes to customer demand, product variation, ramping up – or indeed the flexibility to supply the local demand.

That is not what we intend to do at REE. Our intention is to be modular and agile in our manufacturing process, or “capital light.” What I mean by that is that we won’t duplicate existing supplier assets or expensive manufacturing assets that don’t provide value. Instead, we would intend to source components – be they gearboxes, suspension units, drivetrains, brakes, knuckles, rotors, bearings or what have you – from existing capacity at leading global Tier 1s and 2s, and then carry out our key value-added activities to assemble the REEcorner and our controls within our system.

The benefit of this approach is the potential to utilize and capitalize on the expected available manufacturing capacity resulting from a global drop from peak capacity – which was at around circa 100 million vehicles a year. We intend to tap into this spare capacity for our benefit, and for the benefit of our partners. So it’s a fairly elegant way of reducing unnecessary capital in the world and using what’s already been built to boost efficiency.

In fact, the only plants we intend to build ourselves are Integration Centers. These centers – repurposed from existing facilities that have become available – are where we plan to assemble, test and approve the corners and controls destined for multiple body designs. Initially in the United States, Germany and Japan, and later in more strategic locations around the globe as we grow our international footprint. Our assembly lines will be modular. We plan to develop them so that they can be deployed and brought online with capacities of around one million units in just 10 months, and so it will be easy to dismantle them and move them anywhere in the world where required. This is how you build scale in the new era of electric mobility.

While this may mean less new capital by REE in the countries where we intend to operate, we believe that what it does mean is that workers whose jobs might otherwise be lost due to the declining output, will be kept on. They would be working with new technologies, such as electric vehicles, and learning new skills. What’s more, using existing factories will allow us to minimize our environmental impact, and avoid adding to the manufacturing carbon footprint. Of course, the upside for us is that we have the opportunity to keep overheads to a minimum while boosting our margins.

Set against this backdrop, you may be wondering how we can ensure quality control. The answer is that we are first and foremost an automotive company. We will develop our products to global standards, in design, validation and - most importantly - safety.  Everything that goes into a REEcorner will be rigorously tested to the most exacting of standards. Of course, when components are being made in factories spread all over the world, we will need to be on top of supply chain and business continuity risks. And we will. As well as stress testing all components, we will stress test our supply chains too, ensuring we have contingencies in place so that where possible no matter what happens all the parts and products we require are delivered whenever and wherever we need them, to our customers.

Our platform and our manufacturing approach brings significant benefits for everything from functionality to social support. We aim to be the leader in the e-mobility space and promote more environmentally and socially sustainable industrial development. And as demand grows, we will have the agility to follow it. And so we’ll build REE on a solid, yet flexible foundation. Our engineering center in the UK, which feeds off the genius of the Tel Aviv team, is designing the product, building on a platform that we are now developing here in the UK. Beyond these shores, we plan to be prepared go wherever the market wants and leads us, utilizing our assessment tools and processes, we’ll decide where to locate our factories. There’s still plenty of analysis and investigation to be done as the market matures and the picture becomes clearer. When you set a goal of being up and running anywhere in the world within just 10 months, time is on our side.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to develop products pursuant to the Company’s strategic collaborations; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.